UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2025

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

60 Tower Rd., Waltham, MA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) Nano Dimension Ltd. (the “Registrant”) press release issued on October 21, 2025, titled “Nano Dimension Announces 2025 Annual General Meeting of Shareholders,” which is attached hereto as Exhibit 99.1; and (ii) the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders (the “Meeting”), to be held on Thursday, December 4, 2025, which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

Only shareholders of record who hold ordinary shares, nominal value NIS 5.00 each of the Registrant (“Ordinary Shares”), or American Depositary Shares representing Ordinary Shares at the close of business on October 14, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on October 21, 2025, titled “Nano Dimension Announces 2025 Annual General Meeting of Shareholders.”
99.2	Notice of an Annual General Meeting of Shareholders to be held on December 4, 2025.
99.3	Proxy Statement for the Annual General Meeting of Shareholders to be held on December 4, 2025.
99.4	Proxy Card for the Annual General Meeting of Shareholders to be held on December 4, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: October 21, 2025	By:	/s/ David Stehlin
David Stehlin
Chief Executive Officer